SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549

                               __________

                                FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


                          PENEDERM INCORPORATED
          (Exact Name of Registrant as Specified in its Charter)

             California                               77-014611
(State of Incorporation or Organization)           (I.R.S. Employer
                                                   Identification no.)

320 Lakeside Drive, Foster City, California               94404
(Address of principal executive offices)                (Zip Code)


If this Form relates to the                 If this form relates to the
registration of a class of debt             registration of a class of debt
securities and is effective upon            securities and is to become
filing pursuant to General                  effective simultaneously with the
Instruction A(c)(1) please check            effectiveness of a concurrent
the following box.                          registration statement under the
                 _________                  Securities Act of 1933 pursuant
                                            to General Instruction A(c)(2)
                                            please check the following box.
                                            ________


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of Each Class                    Name of Each Exchange on Which
   to be so Registered                    Each Class is to be Registered
   -------------------                    ------------------------------
         None



Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Common Stock
     (Title of class)

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     In connection with the Rights Agreement, dated as of November 20, 1996 (the "Rights Agreement"), between Penederm Incorporated (the "Company") and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), the Company's Board of Directors has declared a dividend of one right ("Right") for each outstanding share of Common Stock, no par value, of the Company (the "Common Shares"). The dividend is payable on December 12, 1996 to shareholders of record as of the close business on December 2, 1996.
Each Right entitles the registered holder to purchase from the Company one Common Share at an exercise price of $50 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the form of Rights Certificate and the Summary of Rights attached to the Rights Agreement as Exhibits A and B, is filed as Exhibit 1 to this Registration Statement and is incorporated herein by reference. A copy of the Rights Agreement is available to shareholders free of charge from the Company.


Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares before the Distribution Date. Accordingly, Common Share certificates outstanding on December 12, 1966 will evidence the Rights related thereto, and Common Share certificates issued after that date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of December 2, 1996, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.


Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of:
(i) ten days after the first date of public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares in a transaction not approved by the Continuing Board, or (ii) ten days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares in a transaction not approved by the Continuing Board. The earlier of such dates is referred to as the "Distribution Date." The term "Continuing Board," as used in this Registration Statement, means a majority of the members of the Company's Board of Directors who are not affiliated or associated with an Acquiring Person (or, if there is no Acquiring Person, not affiliated or associated with a person or group that proposes to become an Acquiring Person) and who either served as directors on November 20, 1996 or were subsequently nominated by a majority of those directors and others so nominated.

     The definition of Acquiring Person specifically excludes (i) the Company,
(ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company, (iv) any person who becomes an Acquiring Person solely as a result of reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Company (unless and until such person shall purchase additional Common Shares constituting 1% or more of the then outstanding Common Shares) and (v) persons acquiring shares in the ordinary course of business and without the purpose or effect of changing or influencing control of the Company (e.g., acquisitions by registered investment advisors, broker/dealers or others permitted to report their acquisitions on Schedule
13G) who do not acquire 30% or more of the Common Shares then outstanding.


Issuance of Rights Certificates

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will then evidence the Rights from and after the Distribution Date. All Common Shares issued before the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date and before the redemption or expiration of the Rights, (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or warrants or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and
(b) may, in any other case, if deemed necessary or appropriate by the Board, be issued with Rights in connection with such issuance or sale; provided, however, that (i) no such Rights shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Rights would be issued, and (ii) no such Rights shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Expiration of Rights

     The Rights will expire on the earliest of (i) December 12, 2006 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.


Initial Right to Buy Shares

     Following the Distribution Date and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $50 per Right, one Common Share. If the Company does not have sufficient Common Shares available for all Rights to be exercised or the Board of Directors decides that such action is necessary and not contrary to the interest of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares (for example, preferred stock) for which the Rights would have been exercisable.


Right to Buy Additional Common Shares

     Unless the Rights are earlier redeemed or expire, if a person or group of associated or affiliated persons becomes the beneficial owner of 20% or more of the Common Shares then outstanding (other than pursuant to a transaction approved by the Continuing Board), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or an affiliate or associate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of the Rights, Common Shares (or, in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.


Right to Buy Acquiring Company Shares

     Similarly, unless the Rights are earlier redeemed or expire, if, after a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or an affiliate or associate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of the Rights, shares of common stock of the acquiring company (or the equity securities or other equity interest having power to control or direct the management of the acquiring company) having a value equal to two times the Purchase Price.


Continuing Board Approval

     The Rights will not become exercisable upon the acquisition of 20% or more of the Company's outstanding Common Shares by a person or group of associated or affiliated persons if the Continuing Board approves that acquisition.


Exchange Provision

     At any time after any Person becomes an Acquiring Person, the Continuing Board may cause the Company to exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, reverse stock split, reclassification, stock dividend or similar transaction occurring after the date of the Rights Agreement.


Redemption

     At any time on or before the close of business on the earlier of (i) the tenth day after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.


Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights, and the number of Common Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Rights Agreement.


Cash Paid for Fractional Shares

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date before the date of exercise.


No Rights as Shareholder Before Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Continuing Board before the Distribution Date. After the Distribution Date, the Rights Agreement may only be amended by the Continuing Board, and then only in order to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or an affiliate or associate of an Acquiring Person), to shorten or lengthen any time period under the Rights Agreement or to lower to not less than 10% the threshold of beneficial ownership of Common Shares that will trigger a Distribution Date and will cause a person or group to become an Acquiring Person. However, no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable, and no amendment to lengthen any other time period shall be made unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than any Acquiring Person or an affiliate or associate of an Acquiring Person).


Certain Anti-Takeover Effects

     The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an attempt by an acquiror to take over the Company in a manner or on terms not approved by the Continuing Board, including a gradual accumulation of shares in the open market of a 20% or greater position and perhaps followed by a merger or a partial or two-tier tender offer that does not treat all shareholders fairly. These tactics can unfairly pressure shareholders, squeeze them out of their investment without giving them meaningful choices and deprive them of the ability to receive the full value of their shares.

     The Rights are not intended to prevent all acquisitions of the Company. However, they are intended to deter any attempt to acquire the Company in a manner or on terms not approved by the Continuing Board. The Rights may be redeemed by the Company at $.01 per Right within ten days (or such later date as may be determined by the Continuing Board) after the accumulation of 20% or more of the Company's shares by a single acquiror or group. In addition, the Continuing Board may approve such an accumulation in advance, without redeeming the Rights. Accordingly, the Rights should not interfere with any merger or business combination approved by the Continuing Board.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy presented in a takeover situation.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed coercive or otherwise undesirable by the Continuing Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Continuing Board, except pursuant to an offer conditioned upon the purchase or redemption of the Rights or a judicial declaration that the Rights are invalid.

Item 2.    EXHIBITS

1. Rights Agreement, dated as of November 20, 1996, between Penederm Incorporated and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.

                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.



                                              PENEDERM INCORPORATED

    Date: November 20, 1996	By:               /s/ Lloyd H. Malchow
                                                  Lloyd H. Malchow
                                                  President and Chief
                                                  Executive Officer

                              EXHIBIT INDEX


   No. Exhibit                     Exhibit
   -----------                     -------
       1. Rights Agreement dated as of November 20, 1996, between Penederm Incorporated and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.